UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2021

OR

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.

EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.

300 NORTH BEACH STREET

DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Registered Certified Public Accounting Firm

To the Investment Committee, Plan Administrator, and Participants

Brown & Brown, Inc. Employee Savings Plan

Daytona Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2021 and the supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2007.

Savannah, Georgia
June 16, 2022

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS
CASH	$2	$2
INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	1,201,473,865	1,004,828,857
Common collective trust.	76,222,310	77,734,101
Employer common stock fund	75,136,504	53,359,410
Personal choice retirement account	48,465,380	37,785,302
Total investments, at fair value	1,401,298,059	1,173,707,670
RECEIVABLES:
Notes receivable from participants	14,849,734	15,136,703
Employer contributions	-	1,429,332
Participant contributions	-	84
Total receivables	14,849,734	16,566,119
NET ASSETS AVAILABLE FOR BENEFITS	$1,416,147,795	$1,190,273,791

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2021

ADDITIONS TO NET ASSETS:
Investment income:
Dividend income	$70,999,510
Interest income	1,184,564
Other income	5,517,616
Net appreciation in fair value of investments	109,805,089
Total investment income	187,506,779
Interest on notes receivable from participants	705,570
Contributions:
Participants	67,450,761
Employer	33,474,631
Rollovers from other qualified plans	23,008,571
Total contributions	123,933,963
Total additions	312,146,312
DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	85,350,424
Administrative expenses	921,884
Total deductions	86,272,308
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	225,874,004
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,190,273,791
NET ASSETS AVAILABLE FOR BENEFITS —End of year	$1,416,147,795

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

1. DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain employees by enabling eligible employees who are U.S. citizens with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to supplement the employees’ retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration - The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits website accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc. (“Schwab”) serves as the recordkeeper of the Plan and, effective January 1, 2020, Charles Schwab Trust Bank (the “Trustee”) serves as the trustee of the Plan. Prior to January 1, 2020, Charles Schwab Bank served as the trustee of the Plan.

Contributions - The Plan permits participants to contribute up to 70% of their eligible compensation to the Plan, subject to statutory limitations. The Employer makes a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals up to 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period, but do not exceed 5% of compensation for the allocation period.

The Plan permits the Board to authorize discretionary additional matching contributions and/or discretionary profit-sharing contributions. No additional matching contributions and/or profit-sharing contributions were made for the 2021 plan year.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are immediately vested in the Employer safe harbor matching contributions made pursuant to the formula described above. Vesting in any discretionary additional Employer matching contributions and discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest
Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

In accordance with Internal Revenue Service regulations, the Plan provides that the forfeited balances of terminated participants’ non-vested accounts may be used to reduce the Employer’s safe harbor matching contributions and offset Plan expenses. As of December 31, 2021 and 2020, forfeited employee amounts available to offset future Employer contributions and to offset future Plan expenses totaled approximately $0 and $1,295, respectively. For the 2021 Plan year, forfeitures of $81,350 were used to offset Employer contributions and Plan expenses.

Benefit Payments - Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Investment Income and Expenses - Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into consideration any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan that are not paid by the Employer and are not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

The agreement between the Trustee and the Plan includes a revenue-sharing arrangement, whereby the Trustee shares revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included in the “Other Income” amount in the Statement of Changes to Net Assets Available for Benefits. These funds are used to pay other Plan expenses, with any remaining amounts being reallocated to participants. During 2021, revenue of $267,602 was deposited into the Plan related to this revenue-sharing arrangement. At December 31, 2021 and 2020, $117,201 and $142, respectively, was available to be reallocated or pay Plan expenses. For the Plan year ended December 31, 2021, Plan expenses of approximately $151,953 were paid by these funds.

Notes Receivable from Participants - A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of: (a) $50,000 or (b) 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the prime rate plus 1%, determined at the time the loan is approved. As of December 31, 2021, interest rates applicable to such loans ranged from 3.25% to 9.25%.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. GAAP.

Notes Receivable from Participants - Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2021 or 2020. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments - Benefit payments are recorded when paid.

Administrative Expenses - All investment-related expenses are charged against the Plan’s earnings or are paid by the Plan. Administrative expenses for recordkeeping, accounting and legal are paid by the Plan. All other expenses are paid by the Employer.

Valuation of Investments and Income Recognition - The Plan's investments are stated at fair value. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. The Plan’s investments in money market funds, mutual funds and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the Brown & Brown stock fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. The fair value of the common collective trust account is based upon the net asset value (“NAV”) of the fund's underlying assets less its liabilities. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as investments held during the year.

3. INVESTMENTS

Fair Value Measurements - The Plan adopted a fair value measurement method that establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level, the fair value hierarchy of the Plan investment assets and investment liabilities as of December 31, 2021 and 2020. As required by Accounting Standards Codification Topic 820-Fair Value Measurement and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$1,201,473,865	$-	$-	$1,201,473,865
Employer common stock fund	-	75,136,504	-	75,136,504
Personal choice accounts	48,465,380	-	-	48,465,380
Total investments in hierarchy	$1,249,939,245	$75,136,504	$-	$1,325,075,749

Common collective trust, measured at NAV*	-	-	-	76,222,310
Total investments at fair value	$-	$-	$-	$1,401,298,059

	Investment Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$1,004,828,857	$-	$-	$1,004,828,857
Employer common stock fund	-	53,359,410	-	53,359,410
Personal choice accounts	37,785,302	-	-	37,785,302
Total investments in hierarchy	$1,042,614,159	$53,359,410	$-	$1,095,973,569

Common collective trust, measured at NAV*	-	-	-	77,734,101
Total investments at fair value	$-	$-	$-	$1,173,707,670

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits. The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2021 and 2020, respectively.

	Fair Value 12/31/2021	Fair Value 12/31/2020	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$76,222,310	$77,734,101	None	Daily	12 months

Risks and Uncertainties and Concentrations-Investments - The Plan invests in various investment securities. The Vanguard Institutional Index Instl Pl Fund represents approximately 17.8% and 16.1% of the Plan’s total investments at December 31, 2021 and 2020 respectively. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. INVESTMENT PROGRAMS

As of December 31, 2021, contributions to the Plan were invested in one or more investment fund options, including money market funds, mutual funds, a common collective trust fund, and an Employer stock fund, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables participants to self-direct their money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 8,000 additional mutual funds/ETF’s.

One investment in the Plan is a common collective trust account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract, which is provided by a security-backed contract issuer, is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

5. PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments include the Brown & Brown, Inc. common stock fund, which represents party-in-interest transactions that qualify as exempt prohibited transactions. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7. FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated November 16, 2015, relating to the qualification of the Plan under Section 401(a) of the IRC. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

8. DELINQUENT PARTICIPANT CONTRIBUTIONS

As reported on the supplemental Schedule of Delinquent Participant Contributions (Schedule H, Line 4a), withheld participant contributions from one payroll date in 2020 were not remitted to the trust within the time frame specified by the Department of Labor’s plan asset regulation (29 CFR 2510.3-102), thus constituting a nonexempt prohibited transaction between the Plan and the Employer for the period January 21, 2020 to August 19, 2021. The delinquent participant contribution was corrected in August 2021. As a consequence of the delinquent participant contributions, the Employer remitted $1.04 of lost earnings to the plan. The accompanying Schedule of Delinquent Participant Contributions discloses this transaction in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA.

9. SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 16, 2022, and has determined that, no significant events occurred after December 31, 2021, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469 PLAN #002

DECEMBER 31, 2021

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Schwab	Government Money Inv	**	$2
	American Beacon	Small Cap Value Fund	**	20,953,397
	American Funds	Europacific Growth Fund	**	44,994,401
	Dodge & Cox	Income Fund	**	110,027,640
	Harbor	Capital Appreciation Fund	**	134,425,678
	Washington Mutual	Growth and Income Fund	**	125,036,791
	JP Morgan	Mid Cap Value Fund	**	25,311,899
	Loomis Sayles	Small Cap Growth Fund	**	21,532,197
	Principal	Diversified Real Fund	**	1,637,823
	MFS	Intl Diversification Cl R6 Value Fund	**	57,986,912
	MassMutual	Select Mid Cap Growth I Fund	**	21,371,205
	Vanguard	Institutional Index Instl Pl Fund	**	251,169,072
	Vanguard	Inflation-Protected Security Investors Fund	**	26,785,099
	Vanguard	Mid Cap Index Fund	**	39,406,486
	Vanguard	Small Cap Index Fund	**	33,791,800
	Vanguard	Target Retirement 2015 Fund	**	4,042,142
	Vanguard	Target Retirement 2020 Fund	**	16,894,270
	Vanguard	Target Retirement 2025 Fund	**	22,903,218
	Vanguard	Target Retirement 2030 Fund	**	24,928,444
	Vanguard	Target Retirement 2035 Fund	**	19,106,585
	Vanguard	Target Retirement 2040 Fund	**	17,895,666
	Vanguard	Target Retirement 2045 Fund	**	15,965,980
	Vanguard	Target Retirement 2050 Fund	**	13,717,465
	Vanguard	Target Retirement 2055 Fund	**	2,494,265
	Vanguard	Target Retirement 2060 Fund	**	2,186,515
	Vanguard	Target Retirement 2065 Fund	**	37,116
	Vanguard	Target Retirement Income Fund	**	1,809,138
	Vanguard	Total Bond Market Index Fund	**	62,635,377
	Vanguard	Total International Stock Index Fund	**	82,427,284
*	Brown & Brown, Inc.	Common Stock Fund	**	75,136,504
	Wells Fargo	Stable Return Fund G	**	76,222,310
	Personal Choice Retirement Account	Participant-Directed Brokerage Accounts	**	48,465,380
*	Notes Receivables from participants	Various maturities, interest rates from 3.25% to 9.25%	-	14,849,734
				$1,416,147,795

* A party-in-interest transaction as defined by ERISA.

**Cost information is not required to be provided as these investments are participant-directed.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

SCHEDULE H, line 4a-SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN #59-0864469 PLAN #002

DECEMBER 31, 2021

		Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program ("VFCP")	Contributions Corrected Under VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$9.10		-	$9.10		-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN

Date: June 16, 2022	By:	/S/ JAMES LANNI
James Lanni
Member, Investment Committee of the Brown & Brown, Inc. Employee Savings Plan

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Independent Registered Certified Public Accounting Firm